UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

DWS Dreman Value Income Edge Fund, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

23339M204
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,424,575
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,424,575
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,424,575
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,424,575
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 718,495
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 718,495
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 273,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,822
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 715,822
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 716,158
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 716,158
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 256,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,150
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 201,150
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 457,650
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 457,650
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 457,650
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 457,650
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 457,650
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 457,650
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON ROBERT H. DANIELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON GREGORY R. DUBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON WILLIAM J. ROBERTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339M204

1	NAME OF REPORTING PERSON LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23339M204

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2	Identity and Background.

Item 2(a) is hereby amended to add the following:

(a)           On April 22, 2010, Lynn D. Schultz executed a Joinder Agreement to the Amended and Restated Joint Filing and Solicitation Agreement entered into on February 9, 2010 (the “Amended and Restated Joint Filing Agreement”) by the Reporting Persons, whereby Ms. Schultz agreed to be bound by the terms of the Amended and Restated Joint Filing Agreement. Accordingly, Ms. Schultz shall be deemed to be a Reporting Person following such date.

Item 2(b) is hereby amended to add the following:

(b)           The principal business address of Ms. Schultz is c/o Western Investment LLC, 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.

Item 2(c) is hereby amended to add the following:

(c)           The principal occupation of Ms. Schultz is psychotherapist.

Item 2(f) is hereby amended to add the following:

(f)           Ms. Schultz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,424,575 Shares beneficially owned by WILLC is approximately $29,111,753.

The Shares beneficially owned by WILLC consist of 400 Shares that were acquired with WILLC’s working capital, 718,495 Shares that were acquired with WIHP’s working capital, 273,700 Shares that were acquired with WIAP’s working capital, 715,822 Shares that were acquired with WITRP’s working capital and 716,158 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the 457,650 Shares beneficially owned by BPM is approximately $5,813,660.

The Shares beneficially owned by BPM consist of 256,500 Shares that were acquired with BPIP’s working capital and 201,150 Shares that were acquired with BPP’s working capital.

The aggregate purchase price of the 600 Shares beneficially owned by Mr. Daniels is approximately $17,596.  The Shares beneficially owned by Mr. Daniels were acquired with personal funds.

The 100 Shares owned by Ms. Schultz were a gift from WILLC.

CUSIP NO. 23339M204

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 22, 2010, Ms. Schultz delivered a letter to the Issuer requesting, pursuant to Section 1315 of the New York Business Corporation Law, among other things, a complete record or list in appropriate formats of the holders of the Shares, showing the name and address of all shareholders, as of April 9, 2010.

On April 20, 2010, WILLC filed with the Securities and Exchange Commission a definitive proxy statement (the “Definitive Proxy Statement”) in connection with its anticipated solicitation of proxies from the shareholders of the Issuer at the Issuer’s 2010 annual meeting of shareholders with respect to the following:

1.           Elect four WILLC nominees to the Board of Directors of the Issuer (the “Board”) to serve as Class III Directors of the Issuer until the 2013 annual meeting of shareholders;

2.           Approve WILLC’s proposal that the Board take the necessary steps to declassify the Board so that all directors are elected on an annual basis; and

3.           Transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

WILLC reserves the right to take any other actions it deems appropriate to protect its rights as a shareholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 25,128,908.19 Shares outstanding, which is the total number of Shares outstanding as of April 9, 2010, as reported in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 16, 2010.

As of the close of business on April 23, 2010, WIHP, WIAP, WITRP and WITRL beneficially owned 718,495, 273,700, 715,822 and 716,158 Shares, respectively, representing approximately 2.9%, 1.1%, 2.8% and 2.8%, respectively, of the Shares outstanding.

As the managing member of WIAP, the investment manager of WITRL and the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 2,424,175 Shares owned in the aggregate by WIHP, WIAP, WITRP and WITRL, constituting approximately 9.6% of the Shares outstanding, in addition to the 400 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 2,424,575 Shares beneficially owned by WILLC, constituting approximately 9.6% of the Shares outstanding.

As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) the Western Entities may be deemed to beneficially own the 458,350 Shares owned by the other Reporting Persons.  The Western Entities disclaim beneficial ownership of such Shares.

CUSIP NO. 23339M204

As of the close of business on April 23, 2010, BPIP and BPP beneficially owned 256,500 and 201,150 Shares, respectively, constituting approximately 1% and less than 1%, respectively, of the Shares outstanding.

As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 457,650 Shares owned in the aggregate by BPIP and BPP, constituting approximately 1.8% of the Shares outstanding.

As managing members of BPM, Messrs. Franzblau and Ferguson may each be deemed to beneficially own the 457,650 Shares beneficially owned by BPM, constituting approximately 1.8% of the Shares outstanding.

As members of a group for the purposes of Rule 13d-5(b)(1) of the Exchange Act, the Benchmark Entities may be deemed to beneficially own the 2,425,275 Shares owned by the other Reporting Persons.  The Benchmark Entities disclaim beneficial ownership of such Shares.

As of the close of business on April 23, 2010, Mr. Daniels directly owned 600 Shares, constituting less than 1% of the Shares outstanding.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Daniels may be deemed to beneficially own the 2,882,325 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Daniels disclaims beneficial ownership of such Shares.

Neither Messrs. Dube nor Roberts owns directly any Shares.  As members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, each of Messrs. Dube and Roberts may be deemed to beneficially own the 2,882,925 Shares beneficially owned in the aggregate by the other Reporting Persons.  Each of Messrs. Dube and Roberts disclaims beneficial ownership of such Shares.

As of the close of business on April 23, 2010, Ms. Schultz directly owned 100 Shares, constituting less than 1% of the Shares outstanding.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Ms. Schultz may be deemed to beneficially own the 2,882,825 Shares beneficially owned in the aggregate by the other Reporting Persons.  Ms. Schultz disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D.  Except as otherwise stated, all of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 22, 2010, Lynn D. Schultz and WILLC executed a Joinder Agreement to the Amended and Restated Joint Filing and Solicitation Agreement whereby Ms. Schultz and WILLC agreed to be bound by the terms of the Amended and Restated Joint Filing and Solicitation Agreement.  The Joinder Agreement is attached as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 23339M204

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joinder Agreement by and between Western Investment LLC and Lynn D. Schultz, dated April 22, 2010.

99.2	Power of Attorney.

CUSIP NO. 23339M204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2010	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Robert H. Daniels, Gregory R. Dube, William J. Roberts and Lynn D. Schultz

CUSIP NO. 23339M204

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 23339M204

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Date of Purchase/ Sale	Shares of Common Stock Purchased /(Sold)	Price Per Share ($)

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

3/26/2010	7,800	12.8598
3/31/2010	22,000	12.9305
3/31/2010	13,300	12.9269
4/1/2010	4,300	13.0106
4/1/2010	9,300	13.0159
4/5/2010	900	13.0685
4/6/2010	3,400	13.1055
4/7/2010	21,500	13.1097
4/7/2010	6,600	13.0981
4/8/2010	4,500	13.1329
4/8/2010	5,400	13.1307

BENCHMARK PLUS PARTNERS, L.L.C.

3/26/2010	7,700	12.8598
3/31/2010	21,900	12.9305
3/31/2010	13,400	12.9268

LYNN D. SCHULTZ
4/12/2010	1001	--

WESTERN INVESTMENT LLC
4/12/2010	(100)2	--

1 Shares were a gift from Western Investment LLC.
2 Shares were a gift to Lynn D. Schultz.